SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                             Connetics Corporation
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   0002078541
                                   ----------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
                   -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2000
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.

         Check the following box if a fee is being paid with this statement:. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 19 Pages


CUSIP No. 0002078541                                13D                                Page 2 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta Partners
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      California
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Powe           845,720
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     845,720


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IA
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 2 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 3 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta BioPharma Partners, L.P.
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          525,688
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     525,688


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  525,688
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  1.95%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  PN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 3 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 4 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta Embarcadero BioPharma, LLC
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      California
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Powe           19,814
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     19,814


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  19,814
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  .07%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  CO
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 4 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 5 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Connetics Partners (Alta Bio), LLC
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          300,218
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     300,218


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  300,218
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  1.11%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  CO
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!


                                            Page 5 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 6 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta BioPharma Management, LLC
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware

Number Of Shares                                              (7)      Sole Voting Power          525,688
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     525,688


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  525,688
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  1.95%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  CO
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!


                                            Page 6 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 7 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta/Chase BioPharma Management, LLC
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          300,218
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        -0-


                                                              (9)      Sole Dispositive Power     300,218


                                                              (10)     Shared Dispositive Power   -0-


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  300,218
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  1.11%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  CO
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                             Page 7 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 8 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Jean Deleage
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!


                                            Page 8 of 19 Pages

CUSIP No. 0002078541                                13D                                Page 9 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Garrett Gruener
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!


                                            Page 9 of 19 Pages

CUSIP No. 0002078541                                13D                               Page 10 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 10 of 19 Pages

CUSIP No. 0002078541                                13D                               Page 11 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alix Marduel
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 11 of 19 Pages

CUSIP No. 0002078541                                13D                               Page 12 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Guy Nohra
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!


                                            Page 12 of 18 Pages

CUSIP No. 0002078541                                13D                               Page 13 of 19 Pages
---------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Marino Polestra
---------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
---------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

---------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

---------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power        845,720


                                                              (9)      Sole Dispositive Power     -0-


                                                              (10)     Shared Dispositive Power   845,720


 (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  845,720
---------------------------------------------------------------------------------------------------------
 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

                  3.14%
---------------------------------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

                  IN
---------------------------------------------------------------------------------------------------------

                                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 13 of 19 Pages

Item 1.  Security and Issuer.

                  This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Connetics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3400 West Bayshore Road, Palo Alto, California 94303.


Item 2.           Identity and Background.

                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Connetics Partners (Alta Bio), LLC, a Delaware LLC ("Connetics Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Connetics Partners (Alta Bio), LLC and by Alta Partners, a California
corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Connetics Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Connetics Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                               Page 14 of 19 Pages

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a Delaware limited liability corporation. Connetics Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  Alta BioPharma, Embarcadero LLC, and Connetics Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

                  On April 10, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $10,000,003.88, a total of 2,162,163 Shares of Common Stock. The entities also entered into a Registration Rights Agreement. On May 18, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $578,125, a total of 125,000 Shares of Common Stock . On
November 23, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $1,000,000, a total of 250,000 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.

                  On February 1, 2000, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio made in-kind distributions of 1,051,377, 39,629 and 600,437 shares of Common Stock, respectively, to their limited partners or members without consideration pursuant to the terms of their respective limited partnership or operating agreements.

Item 5.           Interest in Securities of the Issuer.

                  (a) Alta BioPharma is the direct beneficial owner of 525,688 shares of Common Stock or approximately 1.95% of the shares deemed outstanding by the Company (26,950,424) as of December 31, 1999. Connetics Alta Bio is the direct beneficial owner of 300,218 shares of Common Stock or approximately 1.11% of the shares deemed outstanding by the Company (26,950,424) as of December 31, 1999. Embarcadero LLC is the direct beneficial owner of 19,814 shares of Common Stock or approximately .07% of the shares deemed outstanding by the Company (26,950,424) as of December 31, 1999.

                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) On April 10, 1998 Alta BioPharma, Connetics Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,325,668, $3,446,846 and $227,489.88, respectively.


                               Page 15 of 19 Pages

                           On May 18, 1998 Alta  BioPharma,  Connetics Alta Bio,
and Embarcadero LLC acquired an additional 53,956, 66,645 and 4,399 Shares, respectively, in a privately negotiated transaction with certain shareholders of the Company for aggregate consideration of $249,546.50, $308,233.12 and $20,345.38, respectively.

                           On November 23, 1998 Alta  BioPharma,  Connetics Alta
Bio,  and  Embarcadero  LLC  acquired an  additional  155,397,  88,746 and 5,857
Shares, respectively, in a privately negotiated transaction with certain shareholders of the Company for aggregate consideration of $621,588, $354,984 and $23,428, respectively.

                           On February 1, 2000,  Alta  BioPharma made an in-kind
distribution of 1,051,377 shares of Common Stock to its limited partners without consideration pursuant to the terms of its limited partnership agreement. On February 1, 2000, Embarcadero LLC made an in-kind distribution of 39,629 shares of Common Stock to its members without consideration pursuant to the terms of its operating agreement. On February 1, 2000, Connetics Alta Bio made an in-kind distribution of 600,437 shares of Common Stock to its members without consideration pursuant to the terms of its operating agreement.

                           Except  as set forth  above,  neither  the  Reporting
Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                  (d) Alta BioPharma, Connetics Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

                  (e) On February 1, 2000, Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998 and The Connetics Corporation Registration Rights Agreement dated April 10, 1998 are hereby incorporated in their entirety by this reference.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Joint Filing Statement.

                  Exhibit B: Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit C: Connetics Corporation Registration Rights Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit  D:  Alta  BioPharma   Partners  Limited   Partnership
                  Management Rights Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.


                               Page 16 of 19 Pages

                  Exhibit E: Form of Connetics Corporation Registration Rights Agreement dated November 20, 1998 and incorporated herein by reference.


                               Page 17 of 19 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000
Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ /Eileen McCarthy                        By:      Alta BioPharma Management, LLC
         --------------------------------------------                  Its General Partner
         Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                                By:         /s/ Eileen McCarthy
                                                                       ------------------------------------
                                                                       Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Connetics Partners (Alta Bio), LLC
         --------------------------------------------
         Eileen McCarthy, Member
                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Eileen McCarthy                         By:         /s/ Eileen McCarthy
         --------------------------------------------                  ------------------------------------
         Eileen McCarthy, Member                                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:               /s/ Eileen McCarthy
         Eileen McCarthy, Member


         /s/ Jean Deleage                                              /s/ Guy Nohra
--------------------------------------------                  ---------------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ /Garrett Gruener                                          /s/ Marino Polestra
--------------------------------------------                  ---------------------------------------------
Garrett Gruener                                               Marino Polestra

         /s/ Daniel Janney                                            /s/ Alix Marduel
--------------------------------------------                  ---------------------------------------------
Daniel Janney                                                 Alix Marduel


                                             Page 18 of 19 Pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.
Date:  February 10, 2000
Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ /Eileen McCarthy                        By:      Alta BioPharma Management, LLC
         --------------------------------------------                  Its General Partner
         Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                                By:         /s/ Eileen McCarthy
                                                                       ------------------------------------
                                                                       Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Connetics Partners (Alta Bio), LLC
         --------------------------------------------
         Eileen McCarthy, Member
                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Eileen McCarthy                         By:         /s/ Eileen McCarthy
         --------------------------------------------                  ------------------------------------
         Eileen McCarthy, Member                              Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:             /s/ Eileen McCarthy
         -------------------------------------------
         Eileen McCarthy, Member


         /s/ Jean Deleage                                              /s/ Guy Nohra
--------------------------------------------                  ---------------------------------------------
Jean Deleage                                                  Guy Nohra


         /s/ /Garrett Gruener                                          /s/ Marino Polestra
--------------------------------------------                  ---------------------------------------------
Garrett Gruener                                               Marino Polestra


         /s/ Daniel Janney                                            /s/ Alix Marduel
--------------------------------------------                  ---------------------------------------------
Daniel Janney                                                 Alix Marduel


                                             Page 19 of 19 Pages